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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.V. Kuhns + Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 S.W. Broadway - Suite 2200
(No. and Street)

Portland (City) Oregon (State) 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Rogers (503) 221-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLap White Caldwell & Croy, LLP
(Name – *if individual, state last, first, middle name*)

4500 S.W. Kruse Way - Suite 200 (Address) Lake Oswego (City), Oregon (State) 97035-2564 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Linda Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.V. Kuhns & Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DEBRA K. SAMMIS
NOTARY PUBLIC-OREGON
COMMISSION NO. 381829
MY COMMISSION EXPIRES JUNE 15, 2008

Signature

Accounting Mgr.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.V. Kuhns & Associates, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2004 and 2003

R.V. Kuhns & Associates, Inc.

CONTENTS

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report

To the Board of Directors of
R.V. Kuhns & Associates, Inc.

We have audited the accompanying statements of financial condition of R.V. Kuhns & Associates, Inc. (an S corporation) as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.V. Kuhns & Associates, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information for 2004, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeLap White Caldwell & Croy, LLP

February 17, 2005

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

R.V. Kuhns & Associates, Inc.

Statements of Financial Condition

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 33,644	$ 5,596
Accounts receivable, net	616,413	606,196
Secured demand notes	973,000	773,000
Furniture, equipment and improvements, net	291,721	409,617
Due from stockholders and employees	10,505	15,829
Other assets	86,743	83,692
Total Assets	$ 2,012,026	$ 1,893,930
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Revolving credit agreement	$ -	$ 383,155
Accounts payable	212,949	205,664
Accrued payroll and related taxes	221,508	181,255
Deferred rent	12,122	23,311
Total Liabilities	446,579	793,385
Subordinated Borrowings	1,943,789	1,716,788
Commitments		
Stockholders' Equity (Deficit)		
Common stock	274	274
Additional paid-in capital	493,178	493,178
Deferred compensation	(130,925)	(183,751)
Notes receivable from stockholders	-	(10,404)
Accumulated deficit	(740,869)	(915,540)
Total Stockholders' Equity (Deficit)	(378,342)	(616,243)
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,012,026	$ 1,893,930

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Income

Years Ended December 31, 2004 and 2003

	2004	2003
Revenue		
Consulting fees	$ 6,450,753	$ 5,757,571
Operating Expenses		
Communications	121,492	131,823
Depreciation and amortization	154,266	194,176
Dues and subscriptions	11,007	13,685
Employee compensation and benefits	4,203,420	3,950,572
Equipment lease and rental	131,067	132,667
Insurance	37,822	34,855
Licenses and taxes	42,122	47,071
Other operating expenses	312,668	362,477
Professional fees	197,151	279,752
Rent	301,147	289,591
Research	357,319	311,639
Training and seminars	6,740	4,572
Travel and entertainment	409,804	438,583
Total Operating Expenses	6,286,025	6,191,463
Income (Loss) From Operations	164,728	(433,892)
Other Income (Expense)		
Interest income	28,065	27,480
Interest expense	(28,441)	(38,653)
Loss on disposal of furniture, equipment and improvements	(1,951)	(2,091)
Miscellaneous income	12,270	-
Total Other Income (Expense)	9,943	(13,264)
Net Income (Loss)	$ 174,671	$ (447,156)

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Stockholders' Equity (Deficit)

Years Ended December 31, 2004 and 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Notes Receivable From Stockholders	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances - December 31, 2002	27,430	$ 274	$ 396,155	$ (120,150)	$ (20,808)	$ (468,384)	$ (212,913)
Contributed capital	-	-	97,023	(97,023)	-	-	-
Change in notes receivable	-	-	-	-	10,404	-	10,404
Vesting of deferred compensation	-	-	-	33,422	-	-	33,422
Net loss	-	-	-	-	-	(447,156)	(447,156)
Balances - December 31, 2003	27,430	274	493,178	(183,751)	(10,404)	(915,540)	(616,243)
Change in notes receivable	-	-	-	-	10,404	-	10,404
Vesting of deferred compensation	-	-	-	52,826	-	-	52,826
Net income	-	-	-	-	-	174,671	174,671
Balances - December 31, 2004	27,430	$ 274	$ 493,178	$ (130,925)	$ -	$ (740,869)	$ (378,342)

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

Years Ended December 31, 2004 and 2003

Subordinated Borrowings - December 31, 2002	$ 1,739,039
Interest released	(59,992)
Interest on subordinated liabilities	37,741
Subordinated Borrowings - December 31, 2003	1,716,788
Additional borrowings	200,000
Interest on subordinated liabilities	27,001
Subordinated Borrowings - December 31, 2004	$ 1,943,789

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Cash Flows

Years Ended December 31, 2004 and 2003

		2004		2003
Cash Flows From Operating Activities				
Net income (loss)	$	**174,671**	$	(447,156)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities				
Depreciation and amortization		**154,266**		194,176
Loss on disposal of furniture, equipment and improvements		**1,951**		2,091
Vesting of deferred compensation		**52,826**		33,422
Changes in operating assets and liabilities				
Accounts receivable		**(10,217)**		(164,611)
Other assets		**(3,051)**		21,969
Accounts payable		**7,284**		65,720
Accrued payroll and related taxes		**40,255**		1,644
Deferred rent		**(11,189)**		(11,190)
Accrued interest on subordinated borrowings		**27,001**		(22,251)
Net Cash Provided (Used) by Operating Activities		**433,797**		(326,186)
Cash Flows From Investing Activities				
Change in investments		**200,000**		-
Changes in stockholder and employee loans - net		**5,324**		6,570
Purchase of furniture, equipment and improvements		**(38,322)**		(99,737)
Net Cash Provided (Used) by Investing Activities		**167,002**		(93,167)
Cash Flows From Financing Activities				
Revolving credit agreement borrowings		**-**		383,155
Principal and interest payments on revolving credit agreement		**(383,155)**		-
Principal and interest payments on notes receivable from stockholders		**10,404**		10,404
Borrowing on secured demand notes from stockholder		**(200,000)**		-
Net Cash Provided (Used) by Financing Activities		**(572,751)**		393,559
Net Increase (Decrease) in Cash and Cash Equivalents		**28,048**		(25,794)
Cash and Cash Equivalents - Beginning of Year		**5,596**		31,390
Cash and Cash Equivalents - End of Year	**$**	**33,644**	$	5,596

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Cash Flows (Continued)

Years Ended December 31, 2004 and 2003

	2004	2003
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Interest	$ 1,338	$ 912
Supplemental Disclosure of Non-Cash Investing and Financing Activities		
Replacement of note - subordinated borrowings	$ -	$ 150,000
Common stock issued for deferred compensation	$ -	$ 97,023

The accompanying notes are an integral part of the financial statements.

1. **Summary of Significant Accounting Policies**

a. **Organization**

R.V. Kuhns & Associates, Inc. (the Company) provides investment consulting services, including investment performance measurement and investment manager selection. Customers are primarily pension and retirement plan trusts located throughout the United States.

The Company has one class of common stock, $0.01 par value, with 100,000 shares authorized. There were 27,430 shares issued and outstanding in both 2004 and 2003.

b. **Credit risk**

The Company grants credit to customers for services performed and is exposed to credit loss in the event of customer non-payment.

c. **Cash and cash equivalents**

Cash and cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

d. **Accounts receivable**

Accounts receivable are recorded when invoices are issued. Accounts receivable are written off when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. The Company considers historical losses, review of specific problem accounts, existing economic conditions within the industry, the financial stability of its customers, and adjusts the respective accounts receivable balances for all known uncollectible accounts. The allowance for uncollectible accounts as of December 31, 2004 was $18,367. No allowance was considered necessary as of December 31, 2003. As of December 31, 2004, the Company had $25,063 in accounts receivable past 90 days.

e. **Furniture, equipment and improvements**

Furniture, equipment and improvements are carried at cost. Depreciation is computed using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

f. **Income tax method**

The Company has elected to be an S corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an S corporation are taxed individually on the Company's income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

1. **Summary of Significant Accounting Policies (Continued)**

g. **Revenue recognition**

Consulting fees are recognized in the period in which the related services are rendered.

h. **Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

i. **Reclassification**

Certain prior year amounts have been reclassified to conform with current year financial statement classifications.

2. **Furniture, Equipment and Improvements**

Furniture, equipment and improvements consist of the following at December 31:

Classification	Estimated Useful Lives	2004	2003
Furniture and equipment	3 - 7 years	$ **943,547**	$ 965,532
Leasehold improvements	10 years	**201,585**	200,999
		1,145,132	1,166,531
Less accumulated depreciation and amortization		**(853,411)**	(756,914)
Total		$ **291,721**	$ 409,617

3. **Exemption From Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

4. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable " exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio at December 31 would exceed 10 to 1). The Company had net capital of $559,157 at December 31, 2004 which was $514,419 in excess of its required net capital of $29,771 at December 31, 2004. The Company's ratio of aggregate indebtedness to net capital was 0.80 at December 31, 2004.

As of December 31, 2003, the Company had a net capital deficiency of $14,900, which was $67,792 below its required net capital of $52,892 as determined under the SEC Net Capital Rule. The Company's ratio of aggregate indebtedness to net capital was (53.25) at December 31, 2003.

As of December 31, 2004 and 2003, the Company's total liabilities exceeded total assets by $378,341 and $616,243, respectively. The Company has available subordinated borrowings (see Note 8) in excess of these capital deficiencies. Additionally, management's plans with respect to these matters include reducing operating expenses and increasing fees for services for existing clients and new client retention. During 2004, the Company's operating results eliminated the net capital deficiency and new clients were acquired to help provide increased revenues throughout the year. Accordingly, management anticipates the Company will continue to be profitable and eliminate recurring net capital deficiencies in the future.

5. **Lease Commitments**

The Company leased office furniture and equipment from the majority stockholder under a month-to-month rental arrangement requiring payments of $775 per month in 2003. The leases expired during 2004. Total equipment and lease rent of $775 was paid to the stockholder in 2004 and $9,294 was paid in 2003. In addition, the Company occupies office space and leases other equipment under non-cancelable operating leases. Total rent and equipment expense to outside parties was $435,191 and $427,467 for 2004 and 2003, respectively.

The future minimum lease payments required under the non-cancelable leases at December 31, 2004 are as follows:

2005	$ 348,859
2006	73,737
2007	30,360
Total	**$ 452,956**

6. **Profit Sharing Plan**

The Company sponsors a 401(k) profit sharing plan for all eligible employees. Employer contributions to the plan are at the discretion of the Board of Directors. Contributions totaling approximately $94,897 and $81,077 were made to the plan for 2004 and 2003, respectively.

7. Revolving Credit Agreement

The Company has a revolving credit agreement in the form of a margin account that allows for borrowings up to 50% of the fair value of the Company's operating account. Borrowings are secured by the fair value of securities held as collateral for a secured demand note (see Note 8) and bear interest at the interbroker floating rate. The borrowing limit at December 31, 2004 was approximately $1,000,000 and the base interest rate was 5.875%.

8. Subordinated Borrowings

The borrowings under subordination agreements at December 31 are as follows:

	2004	2003
Subordinated note, 4.25%, due May 31, 2006	$ **250,000**	$ 250,000
Subordinated note, 4.00%, due September 30, 2006	**250,000**	250,000
Subordinated note, 4.25%, due March 31, 2006	**150,000**	150,000
Secured demand note, collateral agreements, $200,000 due March 30, 2007 ,$580,000 due July 31, 2006 and $193,000 due April 30, 2006	**973,000**	773,000
Total	**1,623,000**	1,423,000
Accrued interest	**320,789**	293,788
Total Subordinated Borrowings	$ **1,943,789**	$ 1,716,788

9. Deferred Compensation

The Company maintains stock bonus agreements for deferred compensation with certain key employees. Under the agreements, shares of stock of the Company were granted to the employees at fair value with a three to five year vesting period. Compensation expense is recognized as the shares vest. In the event of employment termination within the vesting period, the Company is allowed, under the agreements, to repurchase the unvested shares at par value and the vested shares at fair value. The amounts of deferred compensation as of and for the years ended December 31, 2004 and 2003 are disclosed on the accompanying Statements of Stockholders' Equity (Deficit).

R.V. Kuhns & Associates, Inc.

Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2004

Net Capital		
Total stockholders' equity (deficit)	$	(378,342)
Add		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,943,789
Total Capital and Allowable Subordinated Liabilities		1,565,447
Less nonallowable assets		
Accounts receivable		(616,413)
Furniture, equipment and improvements, net		(291,721)
Due from stockholders and employees		(10,505)
Other assets		(86,743)
Net Capital before Haircuts		560,065
Haircuts on liquid asset fund		(673)
Undue concentration		(236)
Net Capital	$	559,156
Aggregate Indebtedness		
Accounts payable	$	212,949
Accrued payroll and related taxes		221,508
Deferred rent		12,122
Total Aggregate Indebtedness	$	446,579
Computation of Basic Net Capital Requirements		
Net capital requirement, greater of $5,000 or 6-2/3% of total aggregate indebtedness	$	29,771
Net capital in excess of required amount		529,385
Net Capital	$	559,156
Excess of Net Capital at 1,000% (Net Capital less 10% of Aggregate Indebtedness)	$	529,385
Ratio of Aggregate Indebtedness to Net Capital		79.87 to 1

This computation does not materially differ from the computation of net capital included in Focus part II filed by the Company as of December 31, 2004.

The accompanying notes and independent auditors' report should be read with the supplemental schedules.

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
R.V. Kuhns & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of R.V. Kuhns & Associates, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation from them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

February 17, 2005

DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report on Compliance

To the Board of Directors of
R.V. Kuhns & Associates, Inc.

We have examined R.V. Kuhns & Associates, Inc.'s compliance with the applicable anti-money laundering provisions of the Patriot Act of 2001 during the year ended December 31, 2004. Management is responsible for R.V. Kuhns & Associates, Inc.'s compliance with those requirements. Our responsibility is to express an opinion on R.V. Kuhns & Associates, Inc.'s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about R.V. Kuhns & Associates, Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on R.V. Kuhns & Associates, Inc.'s compliance with specified requirements.

In our opinion, R.V. Kuhns & Associates, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2004.

This report is intended solely for the information and use of the management of R.V. Kuhns & Associates, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

February 17, 2005

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com